

OMV Investor News

June 9, 2006
9.00am (UK time) — 10.00am (CET)

OMV Focuses on Renewable Energies

- **Separate company "OMV Future Energy Fund" for renewable energies**
- **Renewable energies become part of the OMV business**
- **Advisory council with international scientists to act as think tank**

In the coming years, OMV Aktiengesellschaft, Central Europe's leading oil and gas group, will increasingly concentrate on renewable energy sources. For this purpose, OMV has established a separate company, the so-called "OMV Future Energy Fund" (www.omvfutureenergyfund.com). Acting as a separate company, the OMV Future Energy Fund will identify projects in the field of renewable energy within the OMV Group, provide assistance with their implementation and financially support them with an amount of more than EUR 100 mn. Ultimately, these activities will generate investments exceeding a total amount of EUR 500 mn. With this new approach, OMV responds to the growing global challenges of an increasing energy demand, the finiteness of fossil energy reserves and climate change.

OMV's CEO Wolfgang Ruttenstorfer said, "In the coming years, the importance of renewable energy sources will continue to increase. With the OMV Future Energy Fund, it is our intention to facilitate the transformation from a pure oil and gas company into an energy group whose portfolio includes renewable energies. We are convinced that this will enable us to achieve a profitable integration of renewable energies – including biogas, geothermal energy and hydrogen – in the company's core businesses."

Being the think tank and initiator of activities in the field of future energies, the OMV Future Energy Fund is responsible for giving focus to and supporting research as well as concrete project proposals within OMV. The Fund's monetary resources will be employed to help renewable energy projects, which would otherwise not be profitable, clear the hurdle of economic efficiency. The actual investment will come directly from the relevant business segment of OMV. Priorities include:


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- Technologies from the field of renewable energies (e.g. production of biofuels, biogas, research projects on hydrogen);
- Technologies to reduce greenhouse gas emissions associated with the use of fossil energies (e.g. carbon capture and sequestration, zero emission power plants, prevention of gas flaring);
- Technologies to increase energy efficiency.

Input from the international world of science
"We rely on independent external expert know-how to give investments at OMV a sustainable and future-oriented direction. We are also looking forward to integrating innovation from the outside", says CEO Ruttenstorfer. To this end, an advisory council has been appointed for the fund to act as a think tank and central decision-taking body in matters concerning financial support. The advisory council consists of four renowned international scientists as well as three representatives of OMV (one representative each for OMV Exploration & Production, Refining & Marketing as well as Gas). The advisory council decides independently about project applications and the financial support granted for them. Renewable energy projects do not have to be initiated by OMV itself, third parties can also make proposals to the OMV Future Energy Fund. As the fund's general manager, Dorothea Sulzbacher is responsible for the management and co-ordination of projects as well as for communication.

Background information:

Scientific members of the advisory council

Prof. Marianne Haug, University of Hohenheim
Chairwoman of the Management Board of the Forum for Energies of the Future, until 2005 director at the International Energy Agency (IEA), responsible for international research projects and R&D, for analytical and consulting work of the IEA in the fields of energy efficiency, renewable energies and technology policies.

Prof. Thomas Johansson, University of Lund
Director of the International Institute for Industrial Environmental Economics (IIIEE) and senior advisor of the United Nations Development Program (UNDP) on Energy and Climate Change, previously director of the Energy and Atmosphere Programme of the UNDP. Prof. Johansson is one of the best known experts in the field of renewable energy.

Prof. Helga Kromp-Kolb, University of Natural Resources and Applied Life Sciences
Professor for meteorology at the Department for Water, Atmosphere and Environment, Expert for climate change, scientist of the year 2006. Focal areas: investigation of the effects of climate change and the ozone layer as well as safety certificates for nuclear power stations.

Prof. Nebojsa Nakicenovic, Technical University of Vienna
Head of the Department for Sustainable Strategies at the International Institute for Applied Systems Analysis (IIASA) in Laxenburg and one of the main authors of the Working Group II of the Intergovernmental Panel on Climate Change (IPCC). Research focus: long-term technological and economic development; energy, mobility and IT concerning the issue of climate change.

OMV Aktiengesellschaft
With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.


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With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,531 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement January–June and Q2 2006 on August 17, 2006



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